UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-4F

(Amendment No. 2)

(Rule 13e-102)

TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 13e-4 THEREUNDER

DOCEBO INC.

(Exact name of Issuer as specified in its Charter)

Ontario, Canada

(Jurisdiction of Issuer’s Incorporation or Organization)

Docebo Inc.

(Name(s) of Person(s) Filing Statement)

Common Shares, no par value

(Title of Class of Securities)

25609L105

(CUSIP Number of Class of Securities)

366 Adelaide St. West

Suite 701

Toronto, Ontario, Canada M5V 1R7

(800) 681-4601

Attn. Brandon Farber

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Brad Ross Goodmans LLP 333 Bay St. Suite 3400 Toronto, Ontario Canada M5H 2S7 (416) 979-2211	Milson Yu Justin Kisner Samara Zaifman Cooley LLP 3175 Hanover Street Palo Alto, CA 94304 U.S.A. (650) 843-5000

February 3, 2026

(Date tender offer first published, sent or given to security holders)

EXPLANATORY NOTE

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 13E-4F (together with any amendment and supplements thereto, the “Schedule 13E-4F”) filed with the Securities Exchange Commission on February 3, 2026 by Docebo Inc. (the “Company”), a company organized under the laws of the province of Ontario, in connection with the Company’s substantial issuer bid (the “SIB”) pursuant to which the Company offered to repurchase for cancellation up to 2,941,176 of its outstanding common shares (“Common Shares”) at a price of US$20.40 per Common Share for an aggregate purchase price not exceeding US$60,000,000, on and subject to the conditions set forth in the Offer to Purchase dated February 1, 2026, the accompanying Circular, the related Letter of Transmittal and the Notice of Guaranteed Delivery (which together constitute the “Offer”).

Except as otherwise set forth in this Amendment No. 2, the information in the Schedule 13E-4F remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 2. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13E-4F.

The Schedule 13E-4F is hereby amended and supplemented by adding the following:

•

The SIB expired at 5:00 p.m. (Eastern Time) on March 10, 2026. All of the terms and conditions of the Offer have been complied with or waived and, based on a preliminary count by the Depositary, a total of 3,810,842 Common Shares were properly tendered to the Offer. Accordingly, the Company expects to take up and purchase for cancellation 2,941,176 Common Shares at a purchase price of US$20.40 per Common Share, for aggregate consideration of US$60,000,000. The Common Shares expected to be purchased under the Offer represent approximately 10.2% of the issued and outstanding Common Shares on a non-diluted basis as of February 1, 2026, the date the terms of the Offer were publicly announced. After giving effect to the Offer, approximately 25,819,890 Common Shares are expected to be issued and outstanding. The number of Common Shares to be purchased under the Offer is preliminary, subject to verification by the Depositary, and assumes that all Common Shares tendered through notices of guaranteed delivery will be delivered within the one-trading day settlement period.

•

The Offer was oversubscribed and there were a number of “odd lot” tenders (which are purchased on a priority basis and not subject to pro ration). Given this, shareholders are expected to have approximately 74.5% of their successfully tendered Common Shares purchased by the Company (other than “odd lot” holders).

•	Reference is hereby made to the press release issued by the Company on March 11, 2026, a copy of which is attached hereto as Exhibit 99.13.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The Issuer has filed the following Exhibit to this Amendment No. 2 to Schedule 13E-4F:

Exhibit Number	Description of Exhibit

99.13	Press release dated March 11, 2026 (incorporated by reference to Exhibit 99.1 to the Issuer’s Form 6-K (File No. 001-39750), filed with the SEC on March 11, 2026).

PART IV

SIGNATURES

By signing this Amendment No. 2 to Schedule 13E-4F, the person filing this Amendment No. 2 to Schedule 13E-4F consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 13E-4F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant’s designated agent.

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DOCEBO INC.

By:	/s/ Brandon Farber
Name:	Brandon Farber
Title:	Chief Financial Officer

Dated as of March 11, 2026